EXHIBIT 99.1

James Hardie Industries N.V.
ARBN 097 829 895
Incorporated in The Netherlands
13 August 2004	The liability of members is limited

4th Floor, Atrium, Unit 04-07
Strawinskylaan 3077
1077 ZX Amsterdam,
The Netherlands

Telephone: 31-20-301 2980
Fax: 31-20-404 2544

Invitation to James Hardie’s 2004 Annual Information Meeting

I write with important information about the company, the Annual Information Meeting (AIM), and the Annual General Meeting (AGM).

You will have seen media reports that Alan McGregor resigned as the Chairman of James Hardie this week, with immediate effect. The Board unanimously elected me as the new Chairman.

Mr McGregor decided not to stand for re-election as a Director at the AGM in September due to his deteriorating health. He has been receiving medical treatment for lymphoma since he was diagnosed with a recurrence of the illness in May this year, and is about to commence a new course of treatment. His future health is uncertain and will not be known for several months. As a consequence, Mr McGregor does not believe he will be able to satisfactorily carry out the role of Chairman or a Director or give the appropriate commitment to these offices. In these circumstances, he does not believe it is appropriate to ask shareholders to support his re-election. This position is endorsed by all Directors.

The Board is indebted to Mr McGregor for his long-standing involvement and leadership. The Board thanked Mr McGregor for his contribution, in particular, the key role he has played in the growth of the company’s international businesses over the past decade.

Change of venue and timing for Annual Meetings

The enclosed Notice of Meetings contains details of when and where we are holding this year’s AIM and AGM. We have changed the venues for both meetings. The AIM in Australia will now be held at 10.00am on Wednesday, September 15 in Harbourside Auditorium 2, Level 2, Convention Centre North, Sydney Convention Centre, Darling Drive, Darling Harbour, Sydney. The AGM in Amsterdam will be held at 9.00am in Conference Room Four and Five, Courtyard by Marriott, Amsterdam Airport, Kruisweg 1401, 2131 MD Hoofddorp, The Netherlands.

Registration at the meeting

Security holders who attend the AIM will be required to register, so they can ask questions and be admitted to CUFs/shareholder-only areas. Please bring this letter with you to the meeting to speed up your registration.The reverse side contains helpful information about getting to the Convention Centre, including a map.

To ensure your vote is counted at the AGM, whether or not you attend the AIM, please complete the enclosed Direction Form and return it to our share registry, Computershare, using the envelope included, or by fax to 612 8235 8220, or by using the internet on our Investor Relations website, or on Computershare’s site. Completed forms must be received by 4.00pm on Wednesday 15 September 2004.

We welcome your questions

Also included with this year’s Notice of Meeting is a Question Form. I encourage you to use the form to submit questions, especially if you cannot attend the meeting. If you are unable to attend, you will be able to follow the meeting live on the internet. I look forward to meeting you at the AIM.

Yours sincerely.

Meredith Hellicar
Chairman

Public Access and Facilities

The Monorail and Light Rail both provide a scenic link between Darling Harbour and the city centre. Stations closest to the Sydney Convention Centre are:

Light Rail – Convention Station

Monorail – Convention Station

An ‘Express Ferry’ runs every day of the week to and from Circular Quay, via the Sydney Aquarium and Star City Casino. Services arrive at and depart from the wharf outside the Harbourside Shopping Centre. Timetables are available from Concierge in the Level 1 Foyer of Convention Centre North. For further details on the ‘Express Ferry’, please contact Matilda Cruises on + 61 (2) 9264 7377 or visit www.matilda.com.au.

Sydney Ferries also run a service from Darling Harbour to Circular Quay, stopping at Balmain, Milsons Point and McMahons Point. For timetable enquiries, please contact Sydney Ferries on + 61 (2) 9207 3170 or visit www.sydneyferries.nsw.gov.au.

Bus numbers 443 and 888 provide services between Darling Harbour and the city. For information regarding timetables and alternative services, please contact Sydney Buses on 131 500 or visit www.sydneybuses.nsw.gov.au.

The closest train stations to the Centre are Town Hall and Central Station.

Water Taxi Services operate 24 hours a day, to and from any accessible wharves or waterfront locations.

•	+ 61 (2) 9299 0199 – Yellow Water Taxis

•	+ 61 (2) 9955 3222 – Water Taxis Combined, Harbour Taxi Boats and Taxis Afloat

An airport shuttle bus service departs every thirty minutes from the Coach Bay outside the Novotel Sydney on Darling Harbour hotel. For further information please contact KST Shuttles on +61 (2) 9666 9988.

Car Parking

Access to the Exhibition Centre Car Park is via Darling Drive. There are also approximately 5,000 car parking spaces surrounding the Sydney Convention and Exhibition Centre, including the Entertainment Centre Car Park and Harbourside Car Park.

Disabled Facilities

The Centre has been designed to incorporate facilities for the disabled, including nominated parking in the Car Park and direct access from the Car Park to the Convention and Exhibition Centre, via lifts located at the far eastern corners of the Car Park.

Disabled toilets are located in Convention Centre North and South and in the Exhibition Centre.

The 2004 Annual Information Meeting of CUFS holders of James Hardie Industries N.V. will be held in

Harbourside Auditorium 2, Level 2
Convention Centre North
Sydney Convention Centre
Darling Drive, Darling Harbour
Sydney NSW Australia

at 10.00am Australian Eastern Standard Time (AEST) on Wednesday, 15 September 2004.

CUFS (Chess Units of Foreign Securities) are a form of security used to allow trading on the Australian Stock Exchange in shares of companies that are domiciled outside Australia.

The Annual Information Meeting of James Hardie Industries N.V. (the Company) has been called to enable CUFS holders to attend a meeting together in Australia to review items of business and other matters that will be considered and voted on at the subsequent Annual General Meeting in The Netherlands.

Questions

CUFS Holders will be able to ask questions as they would at an Annual General Meeting. This year, we invite holders to use the accompanying form to submit questions in advance of the meeting. We believe this process will make it easier for more holders to have questions answered, whether or not they can attend the Information Meeting. Holders will also be able to ask questions from the floor during the Information Meeting.

Webcast

For the benefit of holders unable to attend, the Annual Information Meeting will be broadcast live over the internet at www.jameshardie.com (select Investor Relations, then Annual Meetings). The webcast will then remain on the Company’s website so it can be replayed later if required.

Although no voting will take place at the Annual Information Meeting in Sydney, CUFS holders will be able to lodge direction (or proxy) forms specifying how their vote is to be recorded at the Annual General Meeting.

The Annual General Meeting will be held in Meeting Rooms 4 & 5, Courtyard by Marriott, Amsterdam Airport, Kruisweg 1401, 2131, MD Hoofddorp, The Netherlands at 9.00am Central Europe Time (CET) on Friday, 17 September 2004.

James Hardie Industries N.V.
ARBN 097 829 895

Incorporated in The Netherlands with corporate seat in Amsterdam. The liability of members is limited.

1.	Reports and accounts for the year ended 31 March 2004

To receive and consider the annual report prepared by the Managing Board.

To receive and consider the annual accounts for the year ended 31 March 2004 and, if thought fit, pass the following resolution as an ordinary resolution:

That the annual accounts of the Company for the financial year ended 31 March 2004 be received and adopted and published in the English language.

The attached Explanatory Notes set out details of where copies of the annual accounts are available for inspection.

2.	Election of members of the Supervisory and Joint Boards

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That Mr JD Barr, being a member of the Supervisory and Joint Boards of the Company, who would otherwise retire immediately following this Annual General Meeting, having been nominated for election by the Joint Board in accordance with Article 22.4 of the Company’s Articles of Association, be re-appointed as a member of the Supervisory and Joint Boards.

A brief resume of Mr JD Barr is set out in the attached Explanatory Notes.

3.	Supervisory Board Share Plan Participation

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the Annual General Meeting approves the issue of ordinary shares in the Company to Mr JD Barr on the terms of the Company’s Supervisory Board Share Plan.

An explanation of the background and reasons for the proposed resolution is set out in the attached Explanatory Notes.

4.	Renewal of authority for the Company to acquire its own shares

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the Managing Board be irrevocably authorised to cause the Company to acquire shares in the capital of the Company for valuable consideration within the price range as set out in the Explanatory Notes for an eighteen (18) month period, whether as an on or off financial market purchase and up to the maximum number of shares as permitted by Dutch law.

An explanation of the background and reasons for the proposed resolution and the applicable price range are set out in the attached Explanatory Notes.

Notes on voting are attached.

By order of the Joint Board

W (Pim) Vlot
Company Secretary
11 August 2004

Voting Exclusion Statement

In accordance with the ASX Listing Rules, votes on resolution 3 of this Notice of Meetings will be disregarded if they are cast:

(i)	by any member of the Supervisory or Managing Boards or their associates; or

(ii)	by a person whose votes in the opinion of the Australian Stock Exchange Limited (ASX) should be disregarded. As at the date of this notice, the ASX has not notified the Company of persons whose votes ought to be disregarded on resolution 3.

People who fall into the categories listed above, will not have their votes disregarded if:

•	they are acting as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

•	they are chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Notes on voting

CUFS holders

CUFS holders who wish to vote on the resolutions to be considered at the Annual General Meeting have the following three options available to them:

Option A	CUFS holders who wish to vote on the resolutions to be considered at the Annual General Meeting in Amsterdam, but who do not wish to attend that meeting, may instead attend the Annual Information Meeting in Sydney, Australia.

Before or at the Annual Information Meeting, CUFS holders may lodge a Direction Form directing CHESS Depositary Nominees Pty Limited (CDN) to vote the shares in the Company held by it on their behalf. CDN is the legal holder of the shares in the Company for the purposes of the ASTC Settlement Rules and is the issuer of CUFS.

To be eligible to direct CDN to vote the shares underlying their relevant CUFS holding at the Annual General Meeting, CUFS holders must be registered at the close of the business day on 14 September 2004 (AEST).

CUFS holders who select Option A should follow either (1) or (2) below:

	1.	Complete the Direction Form accompanying this Notice of Meetings and lodge it:

	(i)	in person at the Annual Information Meeting; or

	(ii)	by post at GPO Box 7045, Sydney NSW 2001, Australia; or

	(iii)	by delivery to Level 3, 60 Carrington Street, Sydney NSW, Australia; or

	(iv)	by facsimile to (02) 8235 8220 from inside Australia or +612 8235 8220 from outside Australia.

	2.	Complete a Direction Form using the internet

Go to www.computershare.com, select Investors, then select proxy voting, then select James Hardie, then click on submit.

To complete the Direction Form using the internet, you will need your Security Holder Reference Number (SRN) or Holder Identification Number (HIN) from your current James Hardie Industries N.V. Holding Statement or your last dividend statement and your postcode as recorded in the Company’s register.

You will be taken to have signed the Direction Form if you lodge it in accordance with the instructions.

Direction Forms must be received by Computershare Investor Services Pty Limited no later than 4pm on 15 September 2004 (AEST).

Option B	CUFS holders who want to attend and vote at the Annual General Meeting in Amsterdam may request CHESS
Depositary Nominees Pty Limited (CDN), to appoint them as proxy to vote the shares underlying their holding of CUFS on behalf of CDN. CDN is the holder of the shares in the Company for the purposes of the ASTC Settlement Rules and the issuer of CUFS.

If you are a CUFS holder and select Option B, do not complete the Direction Form. Instead, you will need to send a written request asking for a Proxy Request Form to be sent to you. Complete the Proxy Request Form and return it to Computershare Investor Services Pty Limited using the address, email or fax details given below.

Written requests for a Proxy Request Form, and completed Proxy Request Forms, must be sent to Computershare Investor Services Pty Limited:

	(i)	by post at GPO Box 7045, Sydney NSW 2001, Australia; or

	(ii)	by delivery to Level 3, 60 Carrington Street, Sydney NSW, Australia; or

	(iii)	by facsimile to (02) 8235 8220 from inside Australia or +612 8235 8220 from outside Australia.

To be counted at the Annual General Meeting in Amsterdam, completed Proxy Request Forms must be received by Computershare Investor Services Pty Limited no later than the close of business on 3 September 2004 (AEST).

Option C	CUFS holders who want to attend and vote at the Annual General Meeting may also do so by converting their CUFS to shares. Converted shares cannot be traded on the ASX but the owner of the shares will be eligible to vote those shares at the Annual General Meeting either in person or by proxy. Shareholders who have converted their CUFS to shares will also receive distributions in US dollars. Shares can be converted back into CUFS after the meeting.

Conversions to Company shares must be recorded in a written instrument signed by the transferor and the transferee. The transfer will have effect, if the Company is a party to the deed, when the deed of transfer is executed, when the deed of transfer is served upon the Company or when the Company otherwise acknowledges the transaction.

The conversion of CUFS into shares must be effected before the close of business on 3 September 2004 (AEST). The Company will not acknowledge any requests for transfer of shares received between 4 September 2004 (AEST) and the date of the Annual General Meeting.

CUFS holders will be able to convert their holding to shares again on 20 September 2004.

To convert your CUFS holding to a shareholding any time before the close of business on 3 September 2004 (AEST):

	(i)	in the case of issuer-sponsored CUFS (identified by the prefix I before the SRN): obtain a transfer form, execute it and return it to Computershare Investor Services Pty Limited:

		a.	by post to GPO Box 7045, Sydney NSW 2001, Australia or Level 3, 60 Carrington Street, Sydney NSW, Australia or

		b.	by facsimile to (02) 8235 8220 from inside Australia or +612 8235 8220 from outside Australia; or

	(ii)	in the case of CUFS sponsored on the CHESS sub-register (identified by the prefix X before the HIN): direct your CHESS participant to convert your holding.

To obtain a free copy of CDN’s Financial Services Guide (FSG), or any Supplementary FSG, go to www.asx.com.au/cdis or phone 1 300 300 279 from within Australia or 61 1 300 300 279 from outside Australia to have one sent to you.

Shareholders

Shareholders registered at the close of the business day on 14 September 2004 (AEST) are eligible to vote at the Annual General Meeting.

A Shareholder who is entitled to attend and cast a vote at the Annual General Meeting, and who is unable to attend the meeting, is entitled to appoint one or more proxies. Where more than one proxy is appointed, the Shareholder must specify on separate forms the proportion or number of votes each proxy may exercise. Proxies need not be Shareholders of the Company.

To appoint a proxy, please complete the Proxy Form provided to Shareholders and return it:

(i)	by post to Computershare Investor Services Pty Limited GPO Box 7045, Sydney NSW 2001, Australia or Level 3, 60 Carrington Street, Sydney NSW, Australia; or

(ii)	by facsimile to (02) 8235 8220 inside Australia or +612 8235 8220 outside Australia.

Proxy Forms must be received no later than 5pm on 15 September 2004 (AEST).

Explanatory Notes

Resolution 1 – Annual accounts for the year ended 31 March 2004

The annual accounts which are the subject of Resolution 1 are those of the Company as a stand-alone entity, as distinct from the consolidated financial statements of the James Hardie group as set out in the Annual Report distributed to Shareholders.

This resolution asks Shareholders to receive and adopt the annual accounts of the Company for the year ended 31 March 2004.

To comply with Dutch law requirements, Shareholders are also being asked to confirm their approval for the annual accounts of the Company to be prepared and published in the English language (and not the Dutch language).

A brief overview of the financial and operating performance of the James Hardie group during the past financial year will be provided during the Annual Information Meeting and the Annual General Meeting.

Copies of the annual accounts of the Company for the year ended 31 March 2004 are freely available to Shareholders, CUFS holders and other people entitled to attend the Annual Information Meeting and the Annual General Meeting either:

(a)	at the Annual Information Meeting or Annual General Meeting; or

(b)	at the Company’s registered office at Level 3, 22 Pitt Street, Sydney NSW, Australia and at 4th floor, Atrium, Unit 04-07, Strawinskylaan 3077, 1077 ZX Amsterdam, The Netherlands; or

(c)	on the Company’s website, in the Investor Relations area, at www.jameshardie.com

Resolution 2 – Election of member to the Supervisory and Joint Boards

Resolution 2, asks Shareholders to consider the election of Mr JD Barr to the Supervisory and Joint Boards. A brief resume of the candidate follows:

John D Barr
Age 57

John D Barr joined James Hardie as an independent, non-executive director in September 2003. He is a member of the Remuneration Committee.

Mr Barr has more than 30 years’ management experience in the North American industrial sector, including 25 years at The Valvoline Company, eight years as president and chief executive officer, during which time the company’s revenues doubled. Between 1995 and 1999, Mr Barr was president and chief operating officer and a member of the Board of Directors of the Quaker State Corporation.

He is chairman of Performance Logistics Group, Inc., the second largest provider of new vehicle transportation services in North America and in June 2004, he assumed the role of vice chairman of Papa Murphy’s International, Inc., following its acquisition by a partnership consisting of himself, Charlesbank Capital Partners, LLC and company management.

Since December 2002, he has served as a director of United Auto Group, the second largest publicly held automotive retailer in the USA; in August 2003 he was appointed to the Board of Directors of Clean Harbors Inc; and in December 2003 he was appointed as a director to UST Inc.

Mr Barr is a citizen of the USA. His election by shareholders will be required at the AGM to be held in 2004.

As at 11 August 2004, Mr Barr has a relevant interest in 21,000 CUFS.

Resolution 3 – Supervisory Board Share Plan (SBSP)

Resolution 3 asks Shareholders to include Mr Barr in the Supervisory Board Share Plan (SBSP) if he is appointed under Resolution 2.

At the 2002 Annual General Meeting, Shareholders approved the SBSP for members of the Supervisory Board in accordance with ASX Listing Rules 7.1 and 10.11.

ASX Listing Rule 7.1 says that a company must not issue more than 15% (in number) of its existing securities in a 12 month period in the absence of shareholder approval. ASX Listing Rule 10.11 says that an entity must not agree to issue equity securities to persons with certain relationships to related parties where this would, in ASX’s opinion, warrant shareholder approval.

Under the SBSP, members of the Supervisory Board, including the Chairman, are required to accept at least US$10,000 of their annual fees (less Dutch personal tax) in ordinary shares of the Company. A two year holding lock applies to the US$10,000 compulsory component.

The Company introduced the requirement for members of the Supervisory Board to accept at least US$ 10,000 of their annual fees (less Dutch personal tax) in ordinary shares to more closely align the interests of Shareholders and Directors. Mandatory share ownership by Directors also helps us retain high calibre Directors and assists with the continued growth of the Company.

Currently, in accordance with the Company’s Articles of Association, Australian resident Directors are paid a superannuation guarantee levy in addition to the total remuneration they receive. Mr Barr and other non-Australian resident Directors are not paid this levy as they are not subject to any legislative superannuation scheme.

Resolution 3 is proposed for ASX Listing Rule 10.14, which requires Shareholder approval before a new member of the Supervisory Board may participate in the SBSP. If approval is given under ASX Listing Rule 10.14, further approval is not required under ASX Listing Rule 7.1 or 10.11.

If Resolution 3 is passed, Shareholder approval to issue securities to Mr Barr under the SBSP for the purpose of ASX Listing Rules 7.1, 10.11 and 10.14 will be effective for three years from the date of the Annual General Meeting.

Shares issued under the SBSP constitute part of the remuneration of the members of the Supervisory Board and are not an additional benefit.

The maximum number of shares that may be issued under the SBSP in any one year is equal to the number of participating members of the Supervisory Board multiplied by US$ 10,000 (or a higher amount elected by the members of the Supervisory Board, up to the amount of their annual fee less Dutch personal tax) all divided by the issue price of the shares at the time of issue.

The issue price for the shares will be at market value at the time of issue. “Market value” is the average of the closing prices at which the CUFS were quoted on the ASX during the period of five business days preceding the day shares are issued to the relevant member.

In accordance with the SBSP rules, shares will be issued annually in advance.

Since the SBSP was approved at the 2002 Annual General Meeting, two general allotments have been made to participants:

	Shares allotted	Shares allotted
Name	on 22 August 2003[1]	on 27 August 2002[2]
AG McGregor	1,260	1,641
MR Brown	1,260	1,641
PS Cameron	5,602	—
GJ Clark	5,620	6,688
MJ Gillfillan	1,260	1,641
M Hellicar	2,225	2,948
JHR Loudon	1,839	1,641
DJ McGauchie	1,743	—

[1] The acquisition price was A$7.52 per share/CUFS. Each participant’s 22 August 2003 mandatory participation of 1,260 JHI NV shares/CUFS is subject to voluntary escrow period ending on 22 August 2005.

[2] The acquisition price was A$6.71 per share/CUFS. Each participant’s 27 August 2002 mandatory participation of 1,641 JHI NV shares/CUFS is subject to voluntary escrow period ending on 27 August 2004.

Details of shares issued under the SBSP in any year will be published in the Company’s Annual Report along with confirmation that the issue was approved by Shareholders in accordance with ASX Listing Rule 10.14.

Only the Supervisory Board members referred to above and any new member of the Supervisory Board are entitled to participate in the SBSP. Any new member of the Supervisory Board will not participate until further Shareholder approval is obtained under ASX Listing Rule 10.14. No loans will be entered into by the Company in relation to the grant of shares under the SBSP.

A copy of the terms of the SBSP may be inspected at Level 3, 22 Pitt Street, Sydney, NSW, Australia or at the Annual Information Meeting or the Annual General Meeting.

Resolution 4 – Renewal of authority for the Company to acquire its own shares

The Company’s Articles of Association permit the Managing Board to cause the Company to acquire shares in itself for valuable consideration (subject to any additional restrictions under Dutch law) on the condition that the Managing Board has been authorised to do so by the Shareholders. This authorisation will be valid for a maximum period of 18 months.

Additional Dutch law restrictions are that:

(i)	the shares must be fully paid

(ii)	the Company’s equity minus the purchase price of the buy-back shares must be not less than the aggregate amount of the issued share capital and the reserves which must be maintained pursuant to Dutch law, and

(iii)	the aggregate par value of the buy-back shares to be acquired and the shares already held by the Company and its subsidiary companies must not exceed one-tenth of the issued share capital of the Company.

At the 2003 Annual General Meeting, Shareholders renewed for a further 18 months the 19 July 2002 Shareholder resolution that authorised the Managing Board to cause the Company to enter into share buy-backs (whether as on or off-market purchases):

(i)	for an 18 month period

(ii)	for up to the maximum amount permitted by Dutch law

(iii)	for a consideration per share of not less than EUR 0.01 and

(iv)	for not more than 105% of the average closing price per share in the Company as quoted on the ASX in the five business days preceding the acquisition.

The maximum price of 105% of the average closing price is in keeping with ASX Listing Rule 7.33, which imposes this limit on-market buy-backs.

The Joint Board believes it is in the interests of Shareholders that the buy-back power under Article 6.1(c) be renewed on identical terms as the July 2002 conditions and recommends that you vote in favour of the resolution.

Notice availability

Additional copies of this notice can be downloaded from the Investor Relations area of our website at:
www.jameshardie.com or they can be obtained by contacting the Company’s registrar:

Computershare Investor Services Pty Ltd
Level 3, 60 Carrington Street Sydney, NSW 2000, Australia
or
GPO Box 7045, Sydney NSW 2001, Australia

Telephone within Australia: 1300 855 080
Telephone outside Australia: (61 3) 9415 4000
Facsimile: (61 2) 8235 8220

James Hardie Industries N.V. ARBN 097 829 895 Incorporated in The Netherlands with corporate seat in Amsterdam. The liability of members is limited.

All correspondence to: Computershare Investor Services Pty Limited GPO Box 7045 Sydney NSW 2001 Australia

Level 3, 60 Carrington Street Sydney NSW Australia

Telephone enquiries: within Australia 1300 855 080 outside Australia +613 9415 4000

Facsimile: within Australia (02) 8235 8220 outside Australia +612 8235 8220

Direction Form

Please complete this form if you want your vote to count at the AGM in Amsterdam, even if you are attending the Annual Information Meeting in Sydney.	☐	Mark Box with an “X” if you have made any changes to your address.

CUFS holders should complete this form as shareholders would ordinarily complete a proxy form or complete electronic copy of Direction Form (please see page 2, Option A 2 of Notice of Meetings). For additional information on completing this form please see the reverse side of this form.

I/We being a holder/holders of CUFS in James Hardie Industries N.V. (the Company), direct CHESS Depository Nominees Pty Limited (CDN) to vote all the shares in the Company held by it on my/our behalf in respect of each resolution to be considered at the Annual General Meeting to be held in Amsterdam, The Netherlands on 17 September 2004 and at any adjournment of that meeting, as indicated on this form and to vote or abstain in respect of any procedural resolution as CDN thinks fit.

Notes on completing this Direction Form:

In order to direct CDN how to vote the shares underlying your CUFS holding in a particular manner, CUFS holders need only place a mark in the relevant box opposite each resolution. Your entire CUFS holding will then be voted in accordance with your direction. If you mark the abstain box for a particular resolution, you are directing CDN not to vote on that resolution.

BUSINESS		FOR	AGAINST	ABSTAIN
Ordinary resolutions:
1	To receive and adopt the Company’s annual accounts for year ended 31 March 2004 as published in the English language

2	To re-elect Mr JD Barr to the Supervisory and Joint Boards

3	To approve Mr JD Barr as a participant in the Supervisory Board Share Plan

4	To renew the authority for acquisition by the Company of its own shares

If no direction is given above for a particular resolution, I/we authorise CHESS Depository Nominees Pty Limited to abstain from voting in respect of my/our entire holding on that resolution to be considered at the Annual General Meeting to be held in Amsterdam, The Netherlands and at any adjournment of that meeting.

PLEASE SIGN in the box below.

Individual or Securityholder 1	Securityholder 2	Securityholder 3

Sole Director and Sole Company Secretary	Director	Director/Company Secretary

2004
Contact name	Contact Daytime Phone number	Date

Completed Direction Forms must be received by Computershare Investor Services Pty Limited in Sydney, Australia no later than 4pm (AEST) on 15 September 2004. See over for lodgement details.

James Hardie Industries N.V. Direction Form continued

Notes on completing this Direction Form:

In order to direct CDN how to vote the shares underlying your CUFS holding in a particular manner, CUFS holders need only place a mark in the relevant box opposite each resolution. Your entire CUFS holding will then be voted in accordance with your direction.

CUFS holders wishing to apportion their vote must clearly enter the portion to be voted in a particular manner in the relevant box opposite each resolution. This may be done by specifying the number of shares underlying your CUFS holding or percentages of that holding.

If you vote in excess of 100% of your holding for a particular resolution, your vote on that particular resolution will be invalid.

If you mark more than one box for any particular resolution, except to show a portion in the manner discussed above, the vote on that resolution will be invalid.

Notes on signing:

Each CUFS holder must sign this form.

Joint holdings: if a CUFS holding is held in more than one name, each CUFS holder must sign this form.

Companies: only duly authorised officers can sign on behalf of a company. Please indicate the office held by the signatory (ie director and director, or director and secretary or sole director) by signing in the appropriate place.

Power of Attorney: if signing under a power of attorney which has not yet been lodged with Computershare Investor Services Pty Limited, you must attach a certified photocopy of the power of attorney when returning this form.

Notes on lodgement:

In order to be effective, this form, together with the power of attorney or other authority (if any) under which it is signed must be either:

(a)	lodged at the Information Meeting to be held in Harbourside Auditorium 2, Level 2, Convention Centre North, Sydney Convention Centre, Darling Drive, Darling Harbour, Sydney NSW, Australia, commencing at 10.00am on Wednesday, 15 September 2004;

or

(b)	sent by post in the envelope provided or be posted to Computershare Investor Services Pty Limited, GPO Box 7045, Sydney NSW 2001, Australia or delivered to Level 3, 60 Carrington Street, Sydney NSW Australia, or return it by facsimile to (02) 8235 8220 inside Australia or +612 8235 8220 outside Australia.

Completed Direction Forms must be received by Computershare Investor Services Pty Limited in Sydney, Australia no later than 4pm (AEST) on 15 September 2004.

We want to make it easy for as many James Hardie holders as possible to ask questions of the company’s Board.

Please use this form to send us any questions you would like answered at the Annual Information Meeting to be held on Wednesday, 15 September 2004.

We will attempt to answer as many questions as possible in the addresses by the Chairman and the CEO. If we receive a large number of questions from holders, we may not be able to reply individually.

You can use the form even if you will be attending the meeting. If you are unable to attend, you can watch a live webcast of the meeting via internet on the Investor Relations website at www.jameshardie.com

Holders name:

Address:

Securityholder Reference Number
or Holder Identification Number:

Fax this form by Tuesday 7 September 2004 to:
(61 2) 8274 5217 or (61 2) 8274 5218
Mail this form by Friday 3 September 2004:
using the Business Reply Envelope enclosed

Question(s):